PETRICHOR CORP.

18801 Collins Ave., Ste. 102-252

Sunny Isles Beach, FL 33160

Tel. (702) 605-0610

Email: petrichorcorp@gmail.com

January 26, 2015

Mr. Dean Brazier,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Petrichor Corp.

       Registration Statement on Form S-1

       Response dated January 9, 2015

       File No. 333-198969

Dear Mr. Dean Brazier:

Petrichor Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated January 23, 2015 (the "Comment Letter"), with reference to the Company's Amendment No. 2 to registration statement on Form S-1 filed with the Commission on December 19, 2014 and to the Response dated January 9, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We have reviewed your response to comment 1 of our letter dated January 8, 2015. We maintain our belief that you are a shell company as defined by Rule 405 of the Securities Act of 1933, as amended. Please revise your prospectus to disclose, on the cover page and in the summary, that you are a shell company. Please further disclose in appropriate places, including the Risk Factors section, the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities.

Our Response: We have revised our disclosure in accordance with the comments of the Commission.

Please direct any further comments or questions you may have to the company at petrichorcorp@gmail.com.

Thank you.

Sincerely,

/S/ Liudmila Shokhina

Liudmila Shokhina, President